HyperSciences, Inc.



ANNUAL REPORT

2311 E Main Ave, Suite 200

Spokane, WA 99202

(509) 443-5746

https://www.hypersciences.com/

This Annual Report is dated April 25, 2023.

BUSINESS

Corporation History and Background

HyperSciences, Inc. is a Delaware corporation, originally incorporated on October 13, 2014 (herein referred to as "HyperSciences", "we", "us", "our", or "Company"). HyperSciences was formed to focus on utilizing Ram accelerator technology in non-spaceflight applications (below the Kármán line) and entered into a non-equity, sponsored research contract from the Shell GameChanger™ Program.

Today, HyperSciences seeks to apply hypervelocity accelerators and robotic automation technologies towards some of the most challenging problems in energy, transportation, materials production and flight. As of December 31, 2022, HyperSciences has accepted convertible note funding, completed Regulation A, CF, and D offerings with Series A and B Preferred Stock, and closed a Simple Agreement for Future Equity ("SAFE") financing round.

Technology

HyperSciences is an exclusive licensee of Ram accelerator tech, which was invented at the University of Washington and uses industrial gases to repeatedly propel cost-efficient projectiles at hypersonic speeds. Since 2019, we've utilized Ram in our scalable HyperCore™ technology to efficiently break and pulverize rock safer, faster and at a lower cost than best-in-class rotary cutting or drill-and-blast technologies. This will enable us to access hard-to-reach geothermal deposits, clear the way for high-speed underground transit, and extract rare earth materials in a non-destructive fashion and more.

Our Products

HyperSciences plans to market our products via an Equipment-As-A-Service model, supported by sales of consumable projectiles for use in all HyperCore-based systems. The following main applications utilize the HyperCore™ technology:

HyperCore 100

A 100mm (4") bore diameter inner tube that can be vertically or horizontally integrated into existing equipment to enable rapid and efficient energy deposition, such as rock breaking.

Hyper Tunneling Boring and Mining System (HTBM™)

A robotic mining and tunneling solution that uses continuous repetitive projectile impacts and eliminates the need for dangerous explosives. Specifically developed for underground tunneling and mining, this application of HyperCore technology includes robotic steering and acoustic damping.

HyperDrill™

A downhole tool that is a substantial enhancement to, and yet compatible with, existing drilling systems. This non-intrusive "plug and play" approach reduces the time, cost and adoption friction for existing operators and service providers. HyperDrill offers 3 - 10X ROP (rate of penetration) improvements when compared with best in-class conventional rotary drills. Third-party testing confirms HyperSciences saves over 50% in drilling rig days and can net savings of over $1.5M per well in traditional environments and $4-$7M per well in hard-rock offshore environments.

Energy Anywhere™ Geothermal

Couples our HyperDrill technology with power plants for a baseload power operation that is superior to solar/wind and competitive with gas-turbine electricity generation.

HyperDrone™

A land or sea-based high altitude drone launch service for communication, Earth observation, and hypersonic propulsion testing markets. Encapsulated inside HyperSciences' proprietary projectiles and sent through a modified HyperCore tubular launch system, it can quickly deliver communication equipment and aeronautical drones (helium balloons, solar-winged vehicles, SCRAMJET test vehicles) to extreme altitude without rocket propulsion. We plan to structure HyperDrone pricing to allow for a higher per-projectile profit margin vs HyperCore.

Officer Disclosure

The Officers of the Company currently also split their time between multiple related and non-related entities. All of the officers currently dedicate a minimum of 40 hours per week to HyperSciences and receive a salary. Please refer to the Directors, Executive Officers and Employees section and our Risk Factors for more details.

Previous Offerings

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $9,209,410.50
Number of Securities Sold: 2,398,284
Use of proceeds: Manufacturing, testing, technology development, overhead, application development, demo equipment production, marketing, grant applications/partnership programs, debt repayment, working capital. Dates: September 18, 2018 - May 08, 2019
Date: May 08, 2019
Offering exemption relied upon: Regulation A+

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $2,558,584.32
Number of Securities Sold: 666,298
Use of proceeds: Manufacturing, testing, technology development, overhead, application development, demo equipment production, marketing, grant applications/partnership programs, debt repayment, working capital. Offering 5/23/2019 to current.
Date: May 23, 2019
Offering exemption relied upon: 506(c)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $1,858,467.80
Number of Securities Sold: 639,603
Use of proceeds: The Company issued the shares of Series A Preferred Stock in exchange for the cancellation of indebtedness in the amount of $1,858,467.80 of principal and accrued interest. Date: February 29, 2020 - May 31, 2020.
Date: May 31, 2020
Offering exemption relied upon: 506(b)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $1,043,408.64
Number of Securities Sold: 271,721
Use of proceeds: Promoting HyperSciences and its products and services; research and development work directed toward the innovation, introduction, and improvement of products and processes; personnel costs needed to run the company including payroll taxes and benefits; business operations are the daily costs to run the company outside of personnel expenses; these funds will be set aside as reserve in a cash account; legal and other accounting fees.
Date: February 01, 2021
Offering exemption relied upon: Regulation CF

Type of security sold: SAFE
Final amount sold: $1,252,400.00
Use of proceeds: Operating expenses
Date: December 31, 2021
Offering exemption relied upon: 506(c)

Type of security sold: Series B-1 Preferred Stock
Final amount converted: $1,252,400.00
Number of Securities Sold: 161,057
Use of proceeds: Conversion of outstanding SAFEs, ongoing research and development, and payroll.
Date: March 23, 2022
Offering exemption relied upon: 506(c) and 3(a)(9)

Name: Series B-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $404,420.04
Number of Securities Sold: 41,607
Use of proceeds: Promoting HyperSciences and its products and services; research and development work directed toward the innovation, introduction, and improvement of products and processes; personnel costs needed to run the company including payroll taxes and benefits; business operations are the daily costs to run the company outside of personnel expenses; legal and other accounting fees.
Date: September 28, 2022
Offering exemption relied upon: Regulation CF

Type of security sold: Series B-2A Preferred Stock
Type of security sold: Equity
Amount sold as of April 24, 2023: $551,303.00
Number of Securities Sold: 56,718
Use of proceeds: Ongoing research and development and payroll.
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results - 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022, compared to year ended December 31, 2021

Revenue

During the annual period ended December 31, 2022, the Company had $500,000 in revenues, compared to $2,020,000 in revenues for the year ending December 31, 2021. During the year ended December 31, 2022, revenues from one customer comprised 100% of the Company's total revenues. There was nil of accounts receivable as of December 31, 2022, and December 31, 2021, respectively.

Gross Margins

The Company had net losses of $1,921,788 and $2,019,458 during the years ended December 31, 2022, and December 31, 2021, respectively.

Expenses

The losses from operations in the year ended December 31, 2022, were largely attributed to research and development, continuing patent prosecution, personnel expenses, and professional fees related to continued product development and fundraising efforts of the Company. Total expense related to research and development was $60,896, net of contra-research and development expense of $600,000 for the year ended December 31, 2022, and $1,229,508, net of contra-research and development expense of $0 for the year ended December 31, 2021. Additionally, there was interest expense from outstanding notes of $203,803 and $134,293 for the two years ended December 31, 2022, and December 31, 2021, respectively.

Historical results and cash flows

The Company expects to continue to experience net operating losses during its development phase. Historically, the Company has relied upon investor funds and joint development agreements/joint industry project agreements to maintain its operations and develop the Company's business. The Company anticipates raising additional capital, including additional equity financing, within the next twelve months for working capital and to execute its business plan, although the Company can provide no assurance that additional financing will be available on terms acceptable to the Company. In addition, the Company is seeking to secure customer contracts for services and development of tools.

The Company conducted a Regulation D SAFE financing at the end of 2021, with the primary use of funds being used towards ongoing operations. The Company entered into that certain Amendment to Note Purchase Agreement and Convertible Notes with certain holders of outstanding convertible notes dated February 14, 2020, in which ten [10] of the thirteen [13] note holders agreed to full or partial note conversion, which retired over 60% of outstanding principal and accrued interest associated with convertible notes that were outstanding as of December 31, 2019, and note holders agreed to not declare remaining convertible notes in default until at least June 14, 2020. The Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes dated January 11, 2021, in which the interest rate was scheduled to increase 2% every 3 months with the current interest rate at 28% and note holders agreed to not declare remaining convertible notes in default prior to November 1, 2021. As of December 31, 2022, the principal and accrued interest amounts outstanding on the remaining convertible notes is $1,386,514. To date, the notes have not been declared to be in default.

The Company has also accepted undocumented advances from its largest stockholder, EnergeticX.net, L.L.C., in 2022 and 2023 totaling $204,850 as of the date of this Report as detailed in the Financial Statements found in Exhibit A to this Report.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $90,916. (*The Company intends to raise additional funds through an equity financing.*)

Debt

Creditor: Outstanding Notes (See Exhibit A - Financial Statements for more information)
Amount Owed: $1,386,514
Interest Rate: 26.0%
Maturity Date: January 31, 2017
Amount Owed: $1,386,514 (as of December 31, 2022) Upon maturity, the notes ceased to be convertible into equity. The remaining balance of these notes, including the principal and accrued interest, remain outstanding. To date, the notes have not been declared to be in default.

Creditor: EnergeticX.net, L.L.C. (See Exhibit A - Financial Statements for more information)
Amount Owed: $52,350
Interest Rate: Non-specified
Amount Owed: $52,350 (as of December 31, 2022) Advances from largest shareholder

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

HyperSciences currently employs seven persons.

Our directors, officers, and persons occupying a similar status as of the date hereof, are as follows:

Name: Mark Russell, PE

Mark Russell, PE's current primary role is with the Company.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, President and Director
Dates of Service: October 13, 2014 - Present
Responsibilities: Mark has led Ram accelerator developments for EnergeticX.net, L.L.C. through filing first patents and testing on HyperDrill™ and HyperBreaker™ and then formed HyperSciences in 2014, leading it as CEO from 2014 to the present. Mark dedicates a minimum of 40 hours per week to HyperSciences and receives a salary of $225,000 per year.

Other business experience in the past three years:

Employer: Cycle Fund, LLC
Principal Business: Holding company.
Title: Manager
Dates of Service: January 23, 2013 - Present
Responsibilities: Managing member/Owner. Mark spends less than an hour of his time on Cycle Fund per month and does not receive a salary. There is no relationship with HyperSciences. There are no day-to-day operations for this entity.

Other business experience in the past three years:

Employer: EnergeticX.net, L.L.C.
Title: Manager
Principal Business: Research and development in hypersonic technologies and engineering services.
Dates of Service: February 01, 2010 - Present
Responsibilities: Managing Member. No salary. Mark works one hour every other week for EnergeticX.net. Mark handles the day-to-day workload for this company. EnergeticX.net is HyperSciences' largest, but not majority, shareholder.

Other business experience in the past three years:

Employer: Rocket Man, LLC
Title: Manager
Principal Business: Holding company.
Dates of Service: March 03, 2017 - Present
Responsibilities: Managing Member. Mark spends less than an hour per month of his time on Rocket Man and does not receive a salary. There is no relationship between Rocket Man and HyperSciences. There are no day-to-day operations for this entity.

Other business experience in the past three years:

Employer: Pipeline2Space, Inc.
Title: CEO, Director & Founder
Principal Business: Development and commercializing of hypersonic technologies for space applications including sending cargo to space.
Dates of Service: August 01, 2014 - Present
Responsibilities: Mark continues long-term development of similar, but much longer accelerator aerospace technology to launch small spacecraft (and later much larger) to lofted trajectories for single or multiple stage orbital insertion. Estimated salary of $151,197.60. Pipeline2Space is a sister company to HyperSciences in that EnergeticX.net owns the bulk of Pipeline2Space's shares. Mark works an additional 15 hours a week for Pipeline2Space. He handles the day-to-day workload for this entity.

Other business experience in the past three years:

Employer: Mega Tech Metals LLC
Principal Business: Mining projects with current focus on heavy rare Earth metals.
Title: Managing Member
Dates of Service: February 01, 2022 - Present
Responsibilities: Help manage the day to day operations of the company. 1-3 hours per week for no set salary.

Name: Michelle Carbon, JD, MAcc

Michelle Carbon, JD, MAcc's current primary role is with the Company.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer and General Counsel
Dates of Service: August 24, 2020 - Present
Responsibilities: Managing financials, financial budgeting, as well as managing legal functions. Michelle dedicates a minimum of 40 hours per week to HyperSciences and receives a salary of $185,000 per year.

Other business experience in the past three years:

Employer: Embassy Management, LLC
Principal Business: Administration and business support services for subsidiaries that provide services for individuals with intellectual and developmental disabilities.
Title: VP of Business Operations and In-House Counsel
Dates of Service: March 07, 2013 - February 13, 2021
Responsibilities: Responsible for all cost reports, review all contracts and leases, and assist with legal issues. Manage the sourcing and securing of quality, affordable housing. Assists with risk management, compliance, and insurance.

Other business experience in the past three years:

Employer: Carbon Law Office, PLLC
Principal Business: Legal services.
Title: Owner
Dates of Service: November 13, 2007 - Present
Responsibilities: Sole Member

Other business experience in the past three years:

Employer: RPS of Idaho Incorporated
Principal Business: Representative payee services
Title: Director/Secretary
Dates of Service: October 12, 2021 – Present
Responsibilities: Secretary and advisor to CEO

Other business experience in the past three years:

Employer: Pipeline2Space, Inc.
Principal Business: Development and commercializing of hypersonic technologies for space applications including sending cargo to space.
Title: CFO
Dates of Service: October 14, 2021 - Present
Responsibilities: In charge of finances and accounting.

Name: Charles Russell

Charles Russell's current primary role is with Mega Tech Metals LLC. Charles Russell currently serves 1 hour per week in their role with the Company.

Positions and offices currently held with the Company:

Position: Director
Dates of Service: April 01, 2015 - Present
Responsibilities: Charles was one of the first investors in the commercialization of the RAMAC technology. Charles does not currently receive compensation for these services. Charles also served as VP of Robotic Mining Technologies until August 2020.

Other business experience in the past three years:

Employer: Mega Tech Metals LLC
Principal Business: Mining projects with current focus on heavy rare Earth metals.
Title: Owner/Manager
Dates of Service: July 21, 2020 – Present
Responsibilities: Managing member

Name: Mike McSherry

Mike McSherry's current primary role is with Xealth. Mike McSherry currently serves 1 hour per week in their role with the Company.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: April 01, 2015 - Present
Responsibilities: Mr. McSherry serves on the Board of Directors. He does not receive any compensation for his role.

Other business experience in the past three years:

Employer: Xealth
Principal Business: Digital health platform for health care providers and patients.
Title: CEO
Dates of Service: January 01, 2017 - Present
Responsibilities: Mike is the CEO of Xealth and has held that role since January 2017. Xealth is a digital prescribing tool that lets doctors and care teams easily prescribe digital services (articles, videos, apps, programs, devices) to patients - just as they do for medications today. Xealth raised $8.5m from DFJ + Providence, UPMC, Hennepin & Froedtert health systems in June '17 to expand its platform to dozens of use cases and additional provider health systems.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 20% of the outstanding voting equity securities, calculated on the basis of voting power, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: EnergeticX.net, L.L.C. (The LLC is managed by Mark Russell, Mark Russell and Victoria Russell, married, own 70%, Charles Russell owns 20%, and Mary K. Russell owns 10%)
Amount and nature of Beneficial ownership: 3,708,092
Percent of class: 65.68

RELATED PARTY TRANSACTIONS

Name of Entity: EnergeticX.net, L.L.C.
Names of 20% owners: Mark and Victoria Russell, and Charles Russell
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: EnergeticX.net, L.L.C. ("EGX") is the largest shareholder of HyperSciences.
Material Terms: EGX funded a significant portion of HyperSciences' expenditures from 2014 through mid-2015 without a formal agreement in place. On June 1, 2015, a master services agreement and master testing agreement were executed between HyperSciences and EGX. Under these agreements, some of HyperSciences' testing was done through EGX for a fee of $10,000 per month, retroactively beginning in October 2014, with the fee increasing to $12,500 in July 2020. This agreement was terminated as of October 31, 2021. However, other contracts that benefit HyperSciences are still through EnergeticX.net, L.L.C. The Company has also accepted advances from EnergeticX.net, L.L.C., in 2022 and 2023 totaling $204,850 as of the date of this Report as detailed in the Financial Statements found in Exhibit A to this Report.

Name of Entity: Match Hit Pvt. Ltd
Names of 20% owners: Charles Russell
Relationship to Company: Charles Russell is a Director of HyperSciences and 20% Owner of EnergeticX.net, L.L.C. and owns part of Match Hit Pvt. Ltd and is a Director.
Nature / amount of interest in the transaction: The Company entered into a non-binding term sheet with Match Hit Pvt. Ltd., a company partially owned by Charles Russell, on December 11, 2019. On June 2, 2021, the Company entered into a Binding Memorandum of Understanding with Match Hit Pvt. Ltd. and Charles Russell. Amendment No. 1 to the MOU was executed with an effective date of December 31, 2022, that extended the period to exercise the option at no additional cost, to June 30, 2023.
Material Terms: The Memorandum of Understanding grants the Company the option to acquire 15% of the fully diluted capital stock of Match Hit in consideration for advances paid up to June 2, 2021. In addition, the Company is to receive a 3.5% net smelter royalty on revenue derived from certain mining activities at the mining location owned by Match Hit. As of December 31, 2022, Match Hit owes the Company $13,373.

Name of Entity: Pipeline2Space, Inc.
Names of 20% owners: EnergeticX.net, L.L.C.
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: The Company entered into a services agreement with Pipeline2Space, Inc. for certain collaborative research and development services to P2S in exchange for a flat monthly fee.
Material Terms: The services agreement provided for P2S to pay Company $100,000 a month for collaborative research and development activities. P2S paid Company $600,000 during 2022 which was recognized as a contra-research and development expense in the consolidated statement of operations for 2022. The services agreement ended in January 2023.

OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Stock, Series B-2 Preferred Stock, Series B-1 Preferred Stock, Series B-2A Preferred Stock, and Series B Blank Check Preferred Stock. All share numbers included in this section are as of December 31, 2022.

Common Stock

The amount of security authorized is 16,500,000 with a total of 6,724,336 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Material Rights

Shares Outstanding

The outstanding 6,724,336 shares of Common Stock listed includes the following:

1. The Company has granted outstanding warrants to purchase 37,086 shares of Common Stock.

2. The Company has granted outstanding stock options for 416,007 shares of Common Stock pursuant to the 2015 Equity Incentive Plan.

3. The Company has an additional 625,938 shares of Common Stock that are reserved for issuance pursuant to the 2015 Equity Incentive Plan.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds, paid to the holders of Common Stock based on the number of shares held. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of then outstanding Preferred Stock.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

Series A Preferred Stock

The amount of security authorized is 4,000,000 with a total of 3,975,906 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series A Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below.

Material Rights

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. Dividends may only be declared by the Board of Directors and, when, as, and if, declared by the Board of Directors, such declaration must be approved by the affirmative written consent of holders of a majority of outstanding Series A Preferred Stock. Any and all dividends set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock then outstanding on a pari passu basis in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted to Common Stock pursuant to the Company's Amended and Restated Certificate of Incorporation. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required by the holders of a majority of outstanding Series A Preferred Stock) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the amount received by such other class or series of capital stock of the Company.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, holders of its Series A Preferred Stock are entitled to liquidation preference superior to holders of the Common Stock in accordance with the Company's Amended and Restated Certificate of Incorporation. In the event of any liquidation event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of (i) the liquidation preference specified for such share of Series A Preferred Stock plus all declared but unpaid dividends (if any) on such share of Series A Preferred Stock or (ii) the amount each share of Series A Preferred Stock would be entitled to receive if all shares of Series A Preferred Stock were converted into shares of Common Stock immediately prior to such event. If upon a liquidation event, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro-rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to Article V, Section 1 of the Company's Amended and Restated Certificate of Incorporation.

The Series A Preferred Stockholders are entitled to a liquidation preference over common stockholders at the Series A Preferred Original Issue Price of $3.84 per share.

Rights and Preferences

The Series A Preferred Stock is convertible into the Common Stock of the Company as provided by Article V of the Amended and Restated Certificate of Incorporation. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of HyperSciences or any transfer agent for the Series A Preferred Stock into that number of fully-paid, non-assessable shares of Common Stock determined by Series A Conversion Price $3.84 per share. The Series A Conversion Price will be adjusted from time to time as described below under "Anti-Dilution Rights."

In certain instances, the Series A Preferred Stock will be subject to an automatic conversion event in accordance with the terms of Article V, Section 3 of the Company's Amended and Restated Certificate of Incorporation. These include a (i) the closing of the sale of shares of Common Stock to the public in conjunction with the listing of shares of Common Stock on a securities exchange or pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "Securities Act") in either case resulting in at least $2,500,000 in proceeds to the Company, net of underwriting discounts and commissions, and at a per share price of at least the Series A Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), or (ii) upon the receipt by the Company of a written request for such conversion. The Amended and Restated Certificate of Incorporation (the form of which is filed as an Exhibit to the Offering Statement of which this Offering Circular forms a part) provides that a majority of the holders of Preferred Stock voting as a single class and on an as-converted basis may make such request.

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee. If the Company does not wish to purchase all or some of the shares, a second refusal right is granted to all other investors to purchase their pro rata share of the offered securities. Further, all investors shall have the right to participate pro rata in a proposed stock sale or transfer to most third parties.

Preemptive Rights

Under the Amended and Restated Investor Rights Agreement, Major Investors (any investor that individually, or together with the investors affiliates, holds at least 13,021 shares) will have additional information rights and the ability to invest in future financings on a pro rata basis. Holders of our Preferred Stock have a right of first refusal to purchase shares in new securities the Company may propose to sell after the date of that agreement. The additional information rights and right of first refusal and co-sale will end if the Company makes an initial public offering.

Restrictions on Transfer

In addition to the limitations on transfer described above, holders of Preferred Stock and certain holders of Common Stock are subject to certain transfer requirements and will need to provide the Company notice prior to certain transfers of their stock. If reasonably requested by the Company, the Company may require a written legal opinion, a "no action" letter from the SEC or other evidence regarding the permissibility of the proposed transaction without registration under the Securities Act. In addition, holders of Preferred Stock and certain holders of Common Stock, will not be able to transfer shares to specified transferees, including customers, distributors and suppliers of the Company. These holders of Preferred Stock and Common Stock are also subject to a "Market Stand-off" agreement, which in the event the Company has an IPO, will limit that holder's ability to sell or transfer their shares for up to 215 days following the effective date of the registration statement.

As long as the agreements are still in force, transferees of holders of Preferred Stock and transferees of certain holders of Common Stock will be required to become a party to the same agreements as the holder from whom they receive their shares.

Anti-Dilution Rights

Holders of Series A Preferred Stock have the benefit of antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A Preferred Stock in the event of a stock split, stock dividend, other distribution of property to holders of Common Stock, or certain issuances of Stock with a price per share less than $3.84.

Dispute Resolution

Holders of Series A Preferred Stock agree to resolve disputes arising under the Series A Preferred Subscription Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement, and the Voting Agreement in U.S. District Court located in Spokane, Washington. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. All of the parties to the aforementioned agreements consent to personal jurisdiction for any action sought in the U.S. District Court located in Spokane, Washington.

In addition, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

Series B-2 Preferred Stock

The amount of security authorized is 418,000 with a total of 41,607 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series B Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities" below. Shares of B-2 Preferred Stock that are issued pursuant to this offering will be subject to a voting proxy granting the CEO of the Company the right to vote such shares on behalf of the purchaser.

Material Rights

Preferred Stock Agreements

Series B-2 Preferred Stock holders accept and comply with the terms of the following agreements: (i) the Amended and Restated Investors' Rights Agreement of the Company, which is included in Exhibit F of the Company's Regulation A Offering Memorandum, which is on file with the SEC; (ii) the Amended and Restated Right of First Refusal & Co-Sale Agreement, which is included in Exhibit F of the Offering Memorandum; and (iii) the Amended and Restated Voting Agreement, which is attached in Exhibit F of the Offering Memorandum, each by and between the Company and the stockholders that are or subsequently become a party thereto (collectively, the "Preferred Stock Agreements").

The Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-2A Preferred Stock, and any authorized shares of preferred stock designated pursuant to a Series B Preferred Stock Designation (as defined in Article IV(B) of the Amended and Restated Certificate) are collectively referred to herein as the "Series B Preferred Stock." The "Preferred Stock" refers to the Series A Preferred Stock and the Series B Preferred stock.

Voting Rights of Securities

Voting Proxy. Some stockholders appointed the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Shares, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. Such proxy and power is be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Shares. However, the proxy terminates upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends out of legally available assets, when, as, and if, declared by the Board of Directors in preference to any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Company, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, holders of its Series B Preferred Stock (including the Series B-2 Preferred Stock), in equal priority regardless of sub-series, are entitled to liquidation preference superior to holders of the Series A Preferred Stock and the Common Stock in accordance with the Company's Amended and Restated Certificate of Incorporation. In the event of any liquidation event, either voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock and the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock held by them equal to the greater of (i) the liquidation preference specified for such share of Series B Preferred Stock plus all declared but unpaid dividends (if any) on such share of Series B Preferred Stock or (ii) the amount each share of Series B Preferred Stock would be entitled to receive if all shares of Series B Preferred Stock were converted into shares of Common Stock immediately prior to such event. If upon a liquidation event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified then the entire assets of the Company legally available for distribution shall be distributed in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Series B-2 Preferred Stockholders are entitled to a liquidation preference at the Series B Preferred Original Issue Price of $9.7200 per share.

Rights and Preferences

The Series B Preferred Stock (including the Series B-2 Preferred Stock) is convertible into the Common Stock of the Company as provided by Article IV(B), Section 4 of the Amended and Restated Certificate of Incorporation. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of HyperSciences or any transfer agent for the Series B Preferred Stock into that number of fully-paid, non-assessable shares of Common Stock determined by the Conversion Price (as defined in the Amended and Restated Certificate of Incorporation), initially equal to the applicable Original Issue Price. The Conversion Price may be adjusted from time to time as described below under "Anti-Dilution Rights."

In certain instances, the Series B Preferred Stock will be subject to an automatic conversion event in accordance with the terms of Article IV(B), Section 5.1 of the Company's Amended and Restated Certificate of Incorporation. These include a (i) the closing of the sale of shares of Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act, as amended, resulting in at least $10,000,000 of proceeds to the Company, net of underwriting discounts and commissions, and at a per share price of at least the Series A Original Issue Price, (ii) the effectiveness of a Form 8-A short-form registration statement with respect to the Company's Common Stock unless the Board of Directors elects to waive the occurrence of such event, or (iii) upon the receipt by the Company of a written request for such conversion by a majority of the holders of Preferred Stock voting as a single class on an as-converted basis.

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee. If the Company does not wish to purchase all or some of the shares, a second refusal right is granted to all other investors to purchase their pro rata share of the offered securities. Further, all investors shall have the right to participate pro rata in a proposed stock sale or transfer to certain third parties.

Preemptive Rights

Under the Investors' Rights Agreement, Major Investors (any investor that individually, or together with the investors affiliates, holds Preferred Stock with an aggregate Original Issue Price of at least $50,000) will have additional information rights and the ability to invest in future financings on a pro rata basis, provided, that such right only applies to future offerings of Series B Preferred Stock in the event the price per share is less than the Series B-2 Preferred Stock Original Issue Price. The additional information rights and right of first offer will end if the Company makes an initial public offering.

Restrictions on Transfer

In addition to the limitations on transfer described above, holders of Preferred Stock and certain holders of Common Stock are subject to certain transfer requirements and will need to provide the Company notice prior to certain transfers of their stock. If reasonably requested by the Company, the Company may require a written legal opinion, a "no action" letter from the SEC or other evidence regarding the permissibility of the proposed transaction without registration under the Securities Act. In addition, holders of Preferred Stock and certain holders of Common Stock, will not be able to transfer shares to specified transferees, including customers, distributors and suppliers of the Company. These holders of Preferred Stock and Common Stock are also subject to a "Market Stand-off" agreement, which in the event the Company has an IPO, will limit that holder's ability to sell or transfer their shares for a period of up to one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto.

As long as the Preferred Stock Agreements are still in force, transferees of holders of Preferred Stock and transferees of certain holders of Common Stock will be required to become a party to the same agreements as the holder from whom they receive their shares.

Anti-Dilution Rights

Holders of Series B Preferred Stock have the benefit of antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series B Preferred Stock in the event of a stock split, stock dividend, other distribution of property to holders of Common Stock, or certain issuances of stock with a price per share less than the applicable original issue price.

Dispute Resolution

Holders of Series B Preferred Stock agree to resolve disputes arising under the Preferred Stock Agreements in the U.S. District Court located in Spokane, Washington. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. All of the parties to the aforementioned agreements consent to personal jurisdiction for any action sought in the U.S. District Court located in Spokane, Washington.

In addition, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

Series B-1 Preferred Stock

The amount of security authorized is 162,000 with a total of 161,057 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series B Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below.

Material Rights

The material rights of the Series B-1 Preferred Stock are the same as all other shares of Series B Preferred Stock, except the applicable original issue price is $7.7760. The outstanding Series B-1 Preferred Stock was issued upon the automatic conversion of certain Simple Agreements for Future Equity.

Series B-2A Preferred Stock

The amount of security authorized is 257,201 with a total of 56,718 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series B Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below.

Material Rights

The material rights of the Series B-2A Preferred Stock are the same as all other shares of Series B Preferred Stock, except the applicable original issue price is $9.7200.

The Series B-2A Preferred Stock was designated by the Board of Directors pursuant to a Series B Preferred Stock Designation (as defined in Article IV(B) of the Amended and Restated Certificate of Incorporation).

Series B Blank Check Preferred Stock

The amount of security authorized is 3,362,799 with a total of 0 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series B Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below.

Material Rights

The Board of Directors of the Company is authorized to designate and determine the original issue price with respect to any wholly unissued series of Blank Check Series B Preferred Stock (as defined in Article IV(B) of the Amended and Restated Certificate of Incorporation) (and such designated shares are referred to herein as a "Series B Preferred Stock Designation"), provided the applicable original issue price with respect to such designated Blank Check Series B Preferred Stock must be no greater than the purchase price per share as determined by the Board of Directors when approving the issuance of such shares.

The 3,362,799 authorized but undesignated shares of Blank Check Series B Preferred Stock excludes the 257,201 shares of Series B-2A Preferred Stock that were designated by the Board of Directors pursuant to a Series B Preferred Stock Designation.

The material rights of any Series B Preferred Stock designation are the same as all other shares of Series B Preferred Stock, except the applicable original issue price must be no greater than the purchase price per share as determined by the Board of Directors when approving the issuance of such shares.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

<u>Uncertain Risk</u>

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C related to any future issuance. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the Regulation Crowdfunding offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Minority Holder; Securities with Voting Rights

The Series B Preferred Stock has voting rights attached. However, holders of Series B Preferred Stock are part of the minority stockholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as their voting proxy (the "Investor Proxy Agreement"). Investors subject to the Investor Proxy Agreement are trusting in management discretion in making good business decisions that will grow their investment. Furthermore, in the event of a liquidation of our company, holders of Series B Preferred Stock will only be paid out if there is any cash remaining after all of the creditors of the company have been paid out.

Going Concern Opinion

The report of our independent auditors contains an explanatory paragraph as to our ability to continue as a going concern, as it has done since its first audit and is typical of companies at this stage of development, which could prevent us from obtaining new financing on reasonable terms or at all.

The Company has only a limited operating history and has a history of losses. We may never achieve or maintain profitability.

The Company was formed as a Delaware corporation on October 13, 2014, and has received revenue relating only to the Company's contracts with Shell Oil and its other Joint Industry Project partners. We expect to incur operating losses until our technology trials have concluded and contracts are signed with customers. Although we believe there is reason to be optimistic, there can be no assurance that we will be able to validate or market our technology, products and/or systems in the future such that additional revenues will be generated or that any revenues generated will be sufficient for use to become profitable or thereafter maintain profitability. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HyperSciences has incurred a net loss in the last two fiscal years and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

The Company needs capital to achieve its technology development and business goals.

We expect that our current capital and our other existing resources will be sufficient only to provide a limited amount of working capital, and revenues generated from sales, of which there

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is no assurance, may not be sufficient to fund our continuing operations and/or our planned growth. We will require significant amounts of capital to support our research and development efforts. If we are unable to secure capital to fund our operations, we will not be able to continue our testing and development efforts and we might have to enter into collaborations that could require us to share some rights to our product candidates. We expect we may require additional capital after the offering. Management has the choice to seek many forms of financings, and may choose to seek to sell additional equity or debt securities, or both, or incur other indebtedness. The incurrence of indebtedness could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing research, development and commercialization efforts. This could harm our business, prospects and financial condition. Any additional capital raised through the sale of equity (or convertible debt securities) will dilute the ownership percentage of our stockholders. This could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of stockholders. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

The Company is reliant on the successful development of its own proprietary technology and products.

The Company is in the process of developing its own proprietary technology and products. The success of developing new technology and products depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, the Company's ability to manage the risks associated with new product production ramp-up issues, and the risk that new products may have quality or other defects or deficiencies in the early stages of introduction. The development of methods for the use of HyperCore™ and other HyperSciences' technologies is highly innovative and may involve very complex processes. This level of innovation involves potentially significant expense and carries inherent risk, including difficulties in designing next-generation technologies and processes, potential development and production delays, safety concerns, and increased expenses. Our inability to effectively and timely develop our proprietary technologies and products and to develop the necessary quality controls and production capacity for our technology and products would have a material adverse effect on our business.

Some technologies are relatively new and unproven.

Some of HyperSciences' technologies and planned products are relatively new and unproven such that the use of these technologies may not produce the expected or intended results, and unforeseen results could occur.

The nature and scope of our products and services will be evolving in response to customer input and marketplace demand. The Company's business model is therefore subject to change.

Our future success will depend on our ability to (i) develop and deploy our products and services; (ii) attract customers to use our products and services; (iii) enhance our products and services; (iv) develop and license new products and systems that address the increasingly sophisticated and varied needs of our customers; and (v) respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. Failure to develop products and services that serve our target markets or failure to adjust to changes within our marketplace could have a material adverse effect on our business, results of operations and financial condition.

<u>The Company relies on intellectual property rights it has licensed and additional intellectual property it has developed. The Company may be unable to protect its proprietary technologies or defend its intellectual property rights and may be subject to claims that its products, or the way in which it conducts its business, infringes the intellectual property rights of third parties.</u>

We believe that our success will depend in large part upon proprietary technologies and intellectual property protections. We intend to rely on a combination of patents, trademarks, trade secret laws and contractual obligations with employees and third parties to obtain and protect our proprietary technologies and intellectual property. The steps we have taken to protect our rights may not be adequate to deter misappropriation of our proprietary information. We also may not be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights. In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by us to protect our proprietary rights, others may develop technologies similar or superior to our technologies and/or design around the proprietary rights we own. It is possible that our license agreements could be terminated, which could limit or prevent HyperSciences' practice and/or commercialization of some or all of our intellectual property. It is possible that our activities, products and services could infringe certain third-party intellectual property rights that we are currently unaware of, which could open HyperSciences up to potential civil liability. If we are unable to successfully enforce our intellectual property rights, or if claims are successfully brought against us for infringing the intellectual property rights of others, such events could cause us to pay substantial damages, spend significant sums in litigation, cause us to lose a key competitive advantage, force us to conduct additional research to develop non-infringing technology, or cause us to pursue a different business strategy.

<u>Certain intellectual property rights of the Company may be abandoned or otherwise compromised if the Company does not obtain additional capital.</u>

The Company may be forced to allow certain deadlines relating to its patent portfolio to pass without taking any action because it lacks sufficient funds to pay for the required actions.

<u>Competitive technologies could limit our ability to successfully deploy our technologies.</u>

Existing technologies or new technologies that are subsequently developed and released, may render HyperSciences' technologies obsolete or prevent adoption in the relevant industries. Such competition could adversely affect our business and market share.

<u>Certain uses of the Company's product offerings may be subject to regulation by the Environmental Protection Agency and other federal and state governmental authorities.</u>

Just as with existing tunneling, mining, energy drilling and flight industries, regulations or other restrictions may be adopted that adversely affect our business and market share. Federal, state and local authorities may regulate the use of our product offerings, including, but not limited to, any effects on the following matters: surface subsidence from underground mining; employee health and safety; permits and other licensing requirements; remediation of contaminated soil, surface water and groundwater; air emissions; water quality standards; the discharge of materials into the environment, including waste water; storage, treatment and disposal of petroleum products and substances which are regarded as hazardous under applicable laws or which, if spilled, could reach waterways or wetlands; protection of human health, plant life and wildlife, including endangered and threatened species; reclamation and restoration of mining properties after mining is completed; wetlands protection; and the effects, if any, that use of our products has on groundwater quality and availability. Some contemplated implementations of our technology may be subject to regulation by the United States Department of Commerce and Department of State. If future implementations of our technology require an export license or additional government approval for export, we intend to pursue such licenses and approvals from applicable government authorities.

Existing agreements impose restrictions and requirements that may limit HyperSciences' ability to exploit and commercialize its intellectual property.

The Exclusive Patent License Agreement between the Company and University of Washington dated March 13, 2015, (the "UW License Agreement") only grants rights to HyperSciences in relation to activities and products under 100km MSL (the "Von Karmen Line" at 100km is utilized as one international definition of outer space). University of Washington ("UW"), pursuant to the UW License Agreement, may (1) terminate the license grant upon the occurrence of a breach by HyperSciences; (2) pursue patents covering the "baffle-tube ram accelerator technology" included in the UW License Agreement that would be owned by UW and outside the license grant to HyperSciences in any country in which HyperSciences chooses not to actively pursue patent protection for such inventions; and (3) require mandatory sublicensing in fields of use that Company is not actively pursuing if UW is solicited by a third party who wishes to license the "Licensed Patents". HyperSciences also must comply with performance milestones relating to commercialization of the "Licensed Patents", is required to submit periodic commercialization reports, and must pay certain annual, milestone and royalty fees to UW. UW also obtained 25,000 shares of Common Stock in HyperSciences and 4,523 additional shares of Common Stock pursuant to certain anti-dilution rights in the UW License Agreement. On April 15, 2022, the Company and the University of Washington amended the Agreement and extended the due dates for the performance milestones as well as including eleven additional patents to be licensed, for a cost of $45,000. The Cooperative Research Agreement with Shell International Exploration and Production, Inc. dated October 24, 2014, as amended, (the "Shell Agreement") imposes potential most-favored-customer obligations, potential future royalty obligations, and a contingent limited license grant to fulfill its product needs in the event HyperSciences cannot deliver such products on a timely basis.

Mark Russell may have other time demands relating to EnergeticX.net, L.L.C. and Pipeline2Space, Inc.

EnergeticX.net, L.L.C. (and its majority-owned company, Pipeline2Space, Inc.) has entered into a license agreement with the University of Washington for the same patent assets as those covered in the HyperSciences UW License Agreement, but the EnergeticX license grants rights for applications above 100km MSL (i.e. spaceflight applications). In order to maintain its license with UW, EnergeticX must perform certain activities relating to commercialization of the technology (the "Required EnergeticX Activities"). In 2017, the Board of Directors (including a disinterested director) approved for Mark Russell to be engaged in the Required EnergeticX Activities, which may limit the amount of time he devotes to the Company.

Changes to the global technology environment may negatively impact our business and our profitability.

Our products and services are intended to make conventional drilling and tunneling faster and more cost effective. We expect the industry and market to continue to change significantly in the future. Demand for oil, gas, and mineral products and the cost of those products may cause the customers that we target to reduce the demand for our products and services or the price they are willing to pay for our products and services.

New, well-funded competitors are entering the market, which may adversely affect our business.

Technology solutions and theories applicable to drilling, tunneling, mining and hypervelocity travel have recently seen increased media coverage. For instance, the Boring Company is a private company, which is, we believe, substantially owned by billionaire Elon Musk, has engaged in significant advertising efforts and may achieve commercial success. Elon Musk is a successful entrepreneur with a history of disrupting the online payment, automobile, and space launch markets. Future competitive technologies developed by The Boring Company and other companies such as Boeing Company or Lockheed Martin Global, Inc., for instance, could seriously harm our business and have a material adverse effect on our business, results of operations, and financial conditions.

We may face intense competition in our industry from companies with a more established reputation and greater financial resources than us.

The oilfield services industry as well as the other industries in which we compete or plan to compete, are highly competitive, and most of our potential competitors have greater financial resources than we do. Many of our potential competitors have been in business for many years and have well-established business contacts with companies that may be target customers of HyperSciences. Competitors may enter markets served or proposed to be served by us, and we may not be able to compete successfully against such companies or have adequate funds to compete effectively.

Risks generally associated with our technology may adversely affect our business and results of operations.

Our products could experience future system failures and degradations. We may not be able to prevent an extended system failure due to a variety of events, including, but not limited to, human error; subsystem, component, or software failure; a power or telecommunications failure; an earthquake, fire, or other natural disaster or other act of God; hacker attacks or other intentional acts of vandalism; or acts of war. Any technology or communications system failure that interrupts our operations could seriously harm our business and have a material adverse effect on our business, results of operations, and financial condition.

HyperSciences' technology and business plans may involve safety risks.

Firing projectiles at high velocities to break rocks as with similar explosive energy in mining, drilling and blasting technologies, may involve a significant potential risk to the safety of humans and property. In the event of a system malfunction, or even in the course of the normal use of a ram accelerator, catastrophic events are possible. Therefore, risk of significant liability for HyperSciences is possible. In order to protect against such potential liability, HyperSciences has processes and safety systems engineered into its designs and also will likely continue to purchase liability insurance, which is and could be continually costly to the Company or may not be available. Insufficient insurance coverage or major catastrophic events could expose the Company to enough liability to negatively affect the Company's business operations or could possibly render the Company insolvent.

We are currently dependent on a few key personnel.

Our success depends, to a large degree, on our ability to retain the services of our executive management team, whose industry knowledge and leadership would be difficult to replace. While members of our executive management team are stockholders of the Company (in the case of Mark and Charles Russell, through EnergeticX as well as individually), and thus have an incentive to help the Company succeed, we cannot legally require any of these individuals to continue working for us and cannot assure investors that we will continue to enjoy the benefit of their services. We might not be able to execute on our business model if we were to lose the services of any of our key personnel. If any of these individuals were to leave the Company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor develops the necessary training and experience. Competition for hiring engineers, sales and marketing personnel and other qualified personnel may result in a shortfall in recruiting and competition for qualified individuals could require us to pay higher salaries, which could result in higher labor costs. If we are unable to recruit and retain a sufficient number of qualified individuals, or if the individuals we employ do not meet our standards and expectations, we may not be able to successfully execute on our business strategy and our operations and revenues could be adversely affected.

We have not commissioned a formal market study to assess the demand for our products and services.

We have not requisitioned a formal marketing study by an independent marketing organization to evaluate the demand for our anticipated products and services. Our assessment of the demand for our anticipated products is based on the experience of our executives, discussions with potential customers and our general knowledge of the marketplace. Our assessment may not be accurate and there may not be sufficient demand for our anticipated products and services.

Some investors will have additional rights and receive additional benefits.

"Major Investors" are defined as each investor that together with such investor's affiliates holds shares of Preferred Stock with an original issue price (as defined in the Amended and Restated Certificate) of no less than $50,000. Subject to the terms of the Amended and Restated Investors' Rights Agreement between the Company, the investors, and key holders named therein, Major Investors will have the right to participate pro rata in certain future offerings of securities by the Company and will have certain information and inspection rights.

Holders of shares of our Preferred Stock must vote their shares to approve of certain future events, including our sale.

Holders of our Preferred Stock, including holders of Series B Preferred Stock, and certain key holders of our Common Stock, will be subject to a drag-along provision related to the sale of the Company. In the event the Board of Directors and the holders of a majority of the Company's voting stock vote in favor of a sale of the Company, and you do not approve the sale, the President of our Company will have the power to vote your shares. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

<u>We have broad discretion in the use of the net proceeds from the Offering and may not use them effectively.</u>

We cannot specify with certainty the particular uses of the net proceeds from the Crowdfunding Offering. Our management has broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business or delay the development or commercialization of our product candidates. Pending their use, we may invest the net proceeds from the Crowdfunding Offering in a manner that does not produce income or that loses value.

<u>We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.</u>

We may need to raise additional capital through private equity or debt in the near future. If we were to raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced, and these newly issued securities might have rights, preferences or privileges senior to those of our then-existing stockholders. For example, in order to raise equity financing, we may decide to sell additional shares of stock in the Company at a discount to the current price of the Shares. We might not be able to raise additional capital on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our operations, pursue growth opportunities or respond to competitive pressures. Such inability could have a material adverse effect on our business, results of operations and financial condition.

<u>We may be unable to proceed with all opportunities available to us and some opportunities might be available only on terms unfavorable to us or our investors.</u>

We may be presented with opportunities to pursue joint development projects, joint ventures, sponsored development agreements, government contracts, and other options for supporting continued development and commercialization of our technologies. We have entered, and may continue to enter, into non-binding memoranda of understanding and letters of intent to pursue certain opportunities. However, there is no guarantee that we will be able to enter into definitive agreements or that the opportunities will otherwise materialize in a way that would benefit the Company.

<u>There is no certainty that you will receive a return of or on your investment.</u>

The Company may be unsuccessful at developing its products and services and generating revenue with its current business model. If the Company is not successful at implementing its business model, purchasers of the Shares will not realize a return of or on their investment. As a result of the uncertainty and risks associated with the Company's operations, investors may lose their entire investment in the Shares.

<u>Voting Control is in the hands of a few large stockholders.</u>

Voting control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy discussed above, you would not be able to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. As a minority shareholder and a signatory to the Investor Proxy Agreement, you will not have a say in these decisions.

<u>The Russell family exercises majority control over the Board of Directors.</u>

There are three directors of the Company, Mark Russell, Charles Russell, and Mike McSherry. Mark Russell and Charles Russell are brothers and exercise majority control over decisions made by the Board of Directors.

<u>Forum Selection clauses in the Transaction Agreements may lead to inconvenience or cost to you.</u>

The Subscription Agreement for each investor, and the Preferred Stock Agreements (collectively, the "Transaction Agreements") have forum selection provisions. These provisions require all disputes arising out of or based upon the Transaction Agreements to be resolved in a federal court located in Spokane County, Washington, regardless of convenience or cost to you, the investor.

<u>The Forum Selection clause in the Amended and Restated Bylaws may lead to inconvenience or cost to you.</u>

Unless the Company consents in writing to the selection of an alternative forum, and regardless of convenience or cost to you, the investor, the Amended and Restated Bylaws of the Company state that the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

<u>Fee Shifting clauses in the Transaction Agreements may lead to cost to you or the Company.</u>

For all claims concerning or arising out of the Transaction Agreements, the prevailing party will be entitled to recover all of such party's costs and attorneys' fees incurred in each such action, suit, or other proceeding, including any and all appeals or petitions therefrom. This means that if you bring a claim unsuccessfully, you could be liable for the costs and attorneys' fees incurred by the party against whom your claim is asserted. However, if your claim is successful, you may be entitled to recover the costs and attorneys' fees you incurred when bringing the claim.

<u>The ongoing COVID-19 pandemic may adversely affect our business.</u>

In December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, and has spread globally, and on March 12, 2020, the WHO declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, have imposed unprecedented restrictions on travel, quarantines, and other public health safety measures. Such government-imposed precautionary measures may have been relaxed in certain countries or states, but there is no assurance that more strict measures will be put in place again due to a resurgence in COVID-19 cases. The rapidly evolving nature of the circumstances is such that it is impossible, at this stage, to determine the full and overall impact the COVID-19 pandemic may have, but it could disrupt production and cause delays in the supply and delivery of products used in our research and development efforts, adversely affect our employees, and disrupt our operations, all of which may have a material adverse effect on our business. In addition, the pandemic may have an adverse effect on the ability of regulatory bodies to grant approvals, may disrupt the marketplace in which we operate and may have a material adverse effect on our operations. Moreover, the COVID-19 pandemic has created significant economic uncertainty and volatility in the credit and capital markets. Management plans to secure the necessary financing through the issue of new equity and/or the entering into strategic partnership arrangements; however, there is no assurance that our management will be able to obtain such financing on reasonable terms or at all. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital and on the market price of our common stock, and we may not be able to successfully raise capital through the sale of our securities. If we are unsuccessful in commercializing our products or raising capital, we may need to reduce activities, curtail or cease operations. In addition, a significant outbreak of COVID-19 or other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations.

<u>We will need to develop or acquire additional manufacturing and distribution capabilities in order to commercialize any product, and we may encounter unexpected costs and other difficulties in doing so.</u>

If we independently develop and commercialize one or more of our products, we will need to invest in acquiring or building additional capabilities and effectively manage our operations and facilities to successfully pursue and complete future research, development and commercialization efforts. This development process may be expensive and time-consuming, and could be highly dilutive to existing stockholders, even if adequate financing could be obtained. We will require additional personnel with experience in commercial-scale manufacturing, managing of large-scale information technology systems and managing a large-scale distribution system. We will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. To do this effectively, we must: recruit, hire, train, manage, and motivate a growing employee base; accurately forecast demand for our products; assemble and manage the supply chain to ensure our ability to meet demand; and expand existing operational, manufacturing, financial, and management information systems. Should we not complete the development of adequate capabilities, including manufacturing capacity, our ability to manufacture a commercial supply of our products could be delayed, which would further delay our ability to generate revenues. We may choose to outsource all or a portion of our manufacturing requirements to one or more third-party contract manufacturing companies. Under an agreement with such a manufacturing company, we would have less control over the timing and quality of manufacturing than if we were to perform such manufacturing ourselves. There is also no guarantee that any such manufacturing company will continue ongoing operations, which could cause delays in product supply, reduced revenues and other liabilities for the Company. Any such events would increase our costs and could delay or prevent our ability to commercialize our products, which could adversely impact our business, financial condition, and results of operations.

<u>Outstanding Notes</u>

On January 11, 2021, the Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes by and between the Company and the noteholders that are party thereto (the "Noteholders"), whereby the Noteholders (i) agreed to allow certain outstanding notes to be sold to a third party; (ii) agreed to negotiate and convert certain outstanding amounts of the notes to Series A Preferred Stock in the Company; and (iii) agreed to not declare remaining notes in default prior to November 1, 2021. In exchange for the foregoing, Company will accrue interest per the following: November 1, 2020 to April 30, 2021 will bear an interest rate of 12%; May 1, 2021 to July 31, 2021 will bear an interest rate of 14%; August 1, 2021 to October 31, 2021 will be an interest rate of 16%; and anything from November 1, 2021 and after will bear an interest rate of 16% with 2% increases every additional 3 months. To date, the notes have not been declared by the noteholders to be in default and the effective interest rate as of December 31, 2022 was 26%.

<u>The Company may provide additional or different information to investors in one or more subsequent offerings.</u>

The Company plans to conduct offerings subsequent to the Offering to meet its capital needs. In connection with future offerings, the Company will provide updated disclosures regarding its operations and financial status. These disclosures will be informed by a longer track record in which the Company may have additional information regarding the competitiveness and marketability of its products within their relevant industries. Accordingly, information provided to future investors may provide those investors with a better opportunity to evaluate the advisability of investing in the Company.

<u>While the Company has some contracts, the Company is spending significant time and resources with no contractual commitment from our potential customers.</u>

Although we have revenue generating contracts with some customers, we are incurring ongoing costs and expenses in relation to the ongoing development and testing of our technologies and products, and as of December 31, 2022, the Company has obtained no binding commitments to purchase its products or enter into a royalty-bearing license with respect to its technologies.

<u>Absence of public market.</u>

There is no formal public market for any capital stock of the Company (the "Shares") and no such market can be expected to develop in the future. The Shares have not been registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in accordance with all applicable securities laws and the terms of the investment documents pursuant to which the Shares are being offered. Sales by affiliates of the issuer, as that term is defined under the regulations of the Securities and Exchange Commission, are subject to additional restrictions. Purchasers of Shares must be prepared to bear the economic risk of an investment for an indefinite period of time since Shares cannot be sold unless they are subsequently registered or an exemption from registration is available. Although the Company is actively exploring all funding options including an initial public offering, the Company has no firm plans to register any Shares in the short term.

<u>Stockholders' ability to transfer Shares is limited.</u>

Shares are subject to transfer requirements and restrictions. All investors are subject to certain transfer restrictions, including a requirement to provide notice to the Company prior to the sale to transferees and a "Market Stand-off" agreement in the event of a proposed public offering. These requirements may delay or limit stockholders' ability to transfer Shares and delay or limit the ability of the third-party transferee to transfer their Shares in the future, or may require you and third party transferees to incur additional costs to effectuate a share transfer. Further, transferees will be required to sign onto the same agreements as other purchasers of preferred stock and will also be subject to the restrictions in those agreements. Accordingly, the market price for our Series B Preferred Stock could be adversely affected.

<u>The Company has not obtained a recent independent valuation of all Shares.</u>

The Board of Directors has previously granted stock and stock options pursuant to its 2015 Equity Incentive Plan after obtaining an independent 409A valuation, with the most recent grant of stock options occurring on March 25, 2022, at a Board of Directors-determined fair market value price of $1.41 per share for the Company's common stock. The Board of Directors obtained an updated independent 409A valuation dated September 30, 2022, and determined the fair market value price of $3.10 per share for the Company's common stock in relation to a restricted stock award in December 2022.

<u>Macroeconomic Trends Affecting Startups</u>

Increase in interest rates and the recent collapse of Silicon Valley Bank has negatively affected the startup funding ecosystem by decreasing the amount of capital available for debt funding of startups by established institutions as well as capital available for late-stage startups from venture capital firms. This could have a negative effect on the Company's ability to attract outside funding needed for operations and continued research and development activities.

<u>There are other unidentified risks.</u>

The risks set forth above are not a complete list of the potential risks facing us. We realize that there may exist significant risks yet to be recognized or encountered to which we may not be able to effectively respond. There can be no assurance that we will be successful in addressing these risks or future potential risks, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

HyperSciences, Inc.

By   /s/ *Mark C. Russell*

      Name: HyperSciences. Inc.

      Title: CEO (Chief Executive Officer) and Director

Exhibit A

FINANCIAL STATEMENTS



Consolidated Financial Statements

December 31, 2022 and 2021



Assure CPA, LLC
7307 N. Division, Suite 222
Spokane, WA 99208

Main | 509.535.3503
Fax | 509.535.9391
www.assure.cpa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
HyperSciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of HyperSciences, Inc., ("the Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a history of net losses and has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Assure CPA, LLC

Assure CPA, LLC

We have served as the Company's independent auditor since 2017.

Spokane, Washington
April 25, 2023
Firm ID: 444

HyperSciences, Inc.

Contents

HyperSciences, Inc.
Consolidated Balance Sheets

	December 31, 2022	December 31, 2021
Assets		
Current assets		
Cash and cash equivalents	$ 90,916	$ 222,237
Research and development tax credit receivable, current portion	28,551	108,915
Deposit on investment	175,956	175,956
SAFE financing receivable	-	30,000
StartEngine receivable	22,609	-
Related party receivables	13,373	20,673
Investments	-	10,857
Prepaid expenses	29,330	53,988
Total current assets	360,735	622,626
Equipment, net	130,452	120,356
Patents, net	688,900	594,380
Research and development tax credit receivable, noncurrent portion	62,183	52,618
Deposits	-	1,250
Total assets	$ 1,242,270	$ 1,391,230
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 724,795	$ 127,541
SAFE financing debt	-	1,252,400
Related party payables	52,365	1,355
Accrued interest	474,452	270,649
Payroll and other accrued liabilities	81,431	95,848
Notes payable	912,062	912,062
Total current liabilities	2,245,105	2,659,855
Commitments and contingencies (Note 3)	-	-
Stockholders' deficit		
Preferred stock, $0.0001 par value; 8,200,000 and 4,050,000 shares authorized, 4,235,288 and 3,970,576 shares issued and outstanding at December 31, 2022 and 2021, respectively	423	398
Common stock, $0.0001 par value; 16,500,000 and 15,000,000 shares authorized, 5,645,305 and 5,600,700 shares issued and outstanding at December 31, 2022 and 2021, respectively	565	560
Additional paid-in capital	16,843,809	14,656,261
Accumulated deficit	(17,847,632)	(15,925,844)
Total stockholders' deficit	(1,002,835)	(1,268,625)
Total liabilities and stockholders' deficit	$ 1,242,270	$ 1,391,230

The accompanying notes are an integral part of the consolidated financial statements.

HyperSciences, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2022 and 2021

		2022		2021
Revenue	$	500,000	$	2,020,000
Operating expenses:				
Personnel		1,630,515		2,000,792
Research and development, net (Note 8)		60,896		1,229,508
Professional fees		268,516		480,961
Rent and facility costs		53,346		55,952
Shipping and freight		3,419		4,129
Travel		18,580		45,087
Depreciation and amortization		56,862		50,622
General and administrative		130,375		279,623
(Gain) loss on disposal of equipment		-		(346)
Total operating expenses		2,222,509		4,146,328
Loss from operations		(1,722,509)		(2,126,328)
Other income (expense)				
Gain (loss) on investments		-		884
Other income		4,553		10,108
Gain on forgiveness of PPP loan		-		158,171
Gain on extinguishment of stock payable		-		72,000
Interest expense		(203,832)		(134,293)
Net loss before income taxes		(1,921,788)		(2,019,458)
Provision for income taxes		-		-
Net loss	$	(1,921,788)	$	(2,019,458)
Net loss per common share - Basic and diluted	$	(0.34)	$	(0.36)
Weighted average number of shares				
outstanding - Basic and diluted		5,624,916		5,544,534

The accompanying notes are an integral part of the consolidated financial statements.

HyperSciences, Inc.
Consolidated Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2022 and 2021

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balance on December 31, 2020	3,706,610	$ 371	5,496,549	$ 550	$ 13,390,185	$ (13,906,386)	$ (515,280)
Series A Preferred shares issued for cash, net	236,455	24	-	-	896,126	-	896,150
Series A Preferred shares issued for conversion of notes payable and interest	17,096	2	-	-	65,647	-	65,649
Preferred stock issued for stock payable	10,417	1	-	-	39,999	-	40,000
Common stock issued for stock payable	-	-	99,628	10	140,466	-	140,476
Common stock issued for anti-dilution provision	-	-	4,523	-	6,376	-	6,376
Share-based compensation	-	-	-	-	117,462	-	117,462
Net loss	-	-	-	-	-	(2,019,458)	(2,019,458)
Balance on December 31, 2021	3,970,578	$ 398	5,600,700	$ 560	$ 14,656,261	$ (15,925,844)	$ (1,268,625)
Series A Preferred shares issued for services rendered	5,328	-	-	-	-	-	-
Series B-2A Preferred shares issued for cash, net	51,883	5	-	-	504,298	-	504,303
Series B-2 Preferred shares issued for cash, net	41,607	3	-	-	217,567	-	217,570
Series B-1 Preferred shares issued for conversion of SAFE financing debt	161,057	16	-	-	1,252,384	-	1,252,400
Series B-2A Preferred shares issued for equipment acquired	4,835	1	-	-	46,999	-	47,000
Common stock issued for stock payable	-	-	18,063	2	55,993	-	55,995
Common stock issued for exercised stock options	-	-	26,542	3	10,065	-	10,068
Share-based compensation	-	-	-	-	100,242	-	100,242
Net loss	-	-	-	-	-	(1,921,788)	(1,921,788)
Balance on December 31, 2022	4,235,288	$ 423	5,645,305	$ 565	$ 16,843,809	$ (17,847,632)	$ (1,002,835)

The accompanying notes are an integral part of the consolidated financial statements.

HyperSciences, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2022 and 2021

		2022		2021
Cash flows from operating activities				
Net loss	$	(1,921,788)	$	(2,019,458)
Adjustments to reconcile net loss to net cash				
used by operating activities:				
Net gain on investment		-		(884)
Gain on extinguishment of stock payable		-		(72,000)
Gain on forgiveness of PPP loan		-		(158,171)
Gain on disposal of equipment		-		(346)
Depreciation and amortization expense		56,862		50,622
Share-based compensation		100,242		117,462
Common stock payable for compensation		55,995		84,828
Common stock issued to satisfy anti-dilution provision		-		6,376
Changes in operating assets and liabilities:				
Research and development tax credit		70,799		88,467
Prepaid expenses		24,658		(1,738)
StartEngine receivable		(22,609)		-
Related party receivables		7,300		(20,673)
Deposits		1,250		(1,250)
Accounts payable		597,254		(306,408)
Payroll and other accrued liabilities		(14,417)		41,070
Related party payables		51,010		(1,007)
Accrued interest		203,803		134,144
Net cash used by operating activities		(789,641)		(2,058,966)
Cash flows from investing activities:				
Purchase of equipment		-		(21,982)
Proceeds from the sale of equipment		-		900
Pending patent costs		(114,478)		(29,496)
Deposit on investment		-		(61,318)
Proceeds from sale of investments		10,857		35,500
Net cash used by investing activities		(103,621)		(76,396)
Cash flows from financing activities:				
Proceeds from common stock issued for exercised stock options		10,068		-
Payments on related party advances		-		(30,000)
Proceeds from SAFE financing debt		-		1,252,400
SAFE financing receivable		30,000		(30,000)
Proceeds from preferred stock issuances, net		721,873		896,150
Net cash provided by financing activities		761,941		2,088,550
Net decrease in cash and cash equivalents		(131,321)		(46,812)
Cash and cash equivalents, beginning of year		222,237		269,049
Cash and cash equivalents, end of year	$	90,916	$	222,237
Supplemental cash flow information:				
Cash paid for interest	$	30	$	-
Non-cash financing and investing activities:				
Series B Preferred shares issued for equipment acquired	$	47,000	$	-
Common stock issued for stock payable	$	55,995	$	140,476
Series A Preferred shares issued for conversion of notes payable	$	-	$	65,649
Series A Preferred shares issued for stock payable	$	-	$	40,000
Series B Preferred shares issued for conversion of SAFE financing debt	$	1,252,400	$	-

The accompanying notes are an integral part of the consolidated financial statements.

HyperSciences, Inc.
Notes to Consolidated Financial Statements
NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

HyperSciences, Inc. ("HSI" or "the Company") was incorporated under the laws of the State of Delaware on October 13, 2014. HSI is a hypersonic platform technology development company harnessing the power of extreme velocity to radically change the economics of industries that break and pulverize rock through the use of novel hypersonic propulsion technology and other aeronautical and industrial applications. HSI's largest shareholder is EnergeticX.net, L.L.C., ("EGX'), a company controlled by the CEO of HSI, and which performs technological services similar to HSI.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception and an accumulated deficit of approximately $17.8 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying consolidated financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Principles of Consolidation

During 2020 the Company incorporated a wholly-owned subsidiary, Velocity Resources Corp. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounts subject to estimates include the allowance for estimated uncollectible accounts receivable, income taxes, impairment of patents, share based compensation, and useful lives of equipment and patents.

Risks and Uncertainties

As of December 31, 2022, the Company had not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition and Contract Costs

The Company's revenues are earned primarily from services provided relating to the design, testing, system integration and other technological aspects associated with the development of deep down-hole drilling technology. Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services using a five-step model to achieve that principle. Contracts are primarily based on estimated direct labor and material costs to achieve the agreed upon

8

HyperSciences, Inc.
Notes to Consolidated Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

milestones. The Company records revenue when the performance obligations for each milestone have been met and when associated deliverables for the milestone have been provided to the customer as defined in individual contracts. Contract costs consist of direct labor and materials required to satisfy the specifications required under the contract. The Company is reimbursed for actual out-of-pocket costs for materials and other direct incidental expenditures that are incurred in connection with performance under the contract.

Accounts Receivable

The Company records accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts, if any, to reflect any loss anticipated on the accounts receivable balances.

Unearned Revenue

When the Company receives consideration, or such consideration is unconditionally due, from a customer prior to transferring deliverables or services to the customer under the terms of a contract, it records unearned revenue, which represents a contract liability. The Company recognizes unearned revenue after it has satisfied its performance obligations to the customer and all revenue recognition criteria are met.

Equipment

Equipment is recorded at cost. Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method over a useful life of five to ten years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is recognized in the statement of operations.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

At December 31, 2022 and December 31, 2021, the Company had $0 and $10,857 of investments in actively traded mutual funds (Level 1) subject to fair value measurement on a recurring basis, respectively. (See Note 9)

HyperSciences, Inc.
Notes to Consolidated Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Fair Value of Financial Instruments

The carrying amounts of financial instruments reported on the balance sheets include cash and cash equivalents, SAFE financing receivable, StartEngine receivable, advances from related parties, notes payable, investments, and deposit on investment, approximated their fair value as of December 31, 2022 and December 31, 2021.

Advertising & Marketing costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2022 and 2021, the Company recognized $3,442 and $33,764 in marketing costs, respectively, recorded in general and administrative costs.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries and benefits, facilities costs and supplies, and external costs of outside vendors.

When the Company enters into contractual arrangements with entities that involve a joint operating research and development activity whereby both parties are (i) active participants in the activity and (ii) exposed to certain significant risks and rewards dependent on the commercial success of the activity, the Company accounts for funds received from collaborating parties as a reduction to research and development expense (contra-research and development expense) in the Company's consolidated statements of operations. Total expense related to research and development was $60,896, net of contra-research and development expense of $600,000 for the year ended December 31, 2022, and $1,229,508, net of contra-research and development expense of $0 for the year ended December 31, 2021. (See Note 8)

Research and Development Tax Credits

On December 18, 2015, President Obama signed into law the Protecting Americans from Tax Hikes (PATH) Act of 2015 which created two new types of research and development (R&D) credits: one for eligible small businesses and one for qualified small businesses. Eligible small businesses were allowed to utilize the research credit even if they were subject to the Alternative Minimum Tax and qualified small businesses were allowed to utilize, for up to five years, the research credit against the employer portion of payroll tax not exceeding $250,000 per year. These new research credits are available for credits generated in tax years beginning after 2015.

During the years ended December 31, 2022 and 2021, the Company utilized $70,799 and $88,467, respectively, to offset payroll taxes owed. At December 31, 2022 and 2021, the Company had research and development credits receivable of $90,734 and $161,533, respectively, that may be used to offset future payroll tax payments.

Reclassifications

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation. These reclassifications had no effect on reported losses, total assets, total liabilities, stockholders' deficit, or cash flows as previously reported.

Investments

During the years ended December 31, 2022 and 2021, the Company had invested in mutual funds principally comprised of equity securities in mutual funds. The Company's investments in mutual funds are measured at fair value with changes in fair value recognized in net income (loss).

HyperSciences, Inc.
Notes to Consolidated Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

At December 31, 2022 and 2021, the Company has a deposit on an investment in a company controlled by a related party, that is classified as a current asset on the consolidated balance sheets.

Share-Based Compensation

The Company measures the cost of services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. For awards that vest, fair value is recognized over the requisite service period using Black Scholes for valuation. Most all awards vest over a three year period, expire after ten years, and are automatically forfeited if not exercised within 90 days of ceasing to be a service provider to the Company.

Patents

Patents are initially measured at the legal costs incurred in the filing process. The Company's patents include issued patents, pending patents, and licensed patents. For pending patents, no life has yet to be determined and therefore costs are not amortized until the patent is issued. Once the patents are issued, these patents will be assigned a life and amortized on a straight-line basis over the life which was assigned. The costs of maintaining licensed patents are expensed when incurred.

The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent's carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

Pending patents consist of costs related to thirty-seven patent applications at December 31, 2022 and thirty-one at December 31, 2021, for which the filing process has begun, but the issuance of the patent has not yet been made by the United States Patent and Trademark Office or other applicable patent office. No useful life has yet been determined for these patent applications. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial.

Income Taxes

Income taxes are recognized in accordance with Accounting Standards Codification ("ASC") 740 *Income Taxes,* whereby deferred income tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recorded to reduce the deferred tax assets if there is uncertainty regarding their realization.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company's policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2022 and 2021.

HyperSciences, Inc.
Notes to Consolidated Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Net Income (Loss) Per Common Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive at December 31, 2022: Preferred Series A shares convertible into 3,975,906 common shares, Preferred Series B shares convertible into 259,382 common shares, options to purchase 416,007 common shares, and warrants to purchase 37,086 common shares. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive at December 31, 2021: Preferred Series A shares convertible into 3,970,576 common shares, options to purchase 459,049 common shares, and warrants to purchase 37,455 common shares, and $1,252,400 of SAFE financing debt which is convertible into Preferred shares which would have then been convertible into common shares. (See Note 10)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents. At December 31, 2022 and 2021, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that at times may exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-6 Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. The update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years and with early adoption permitted. The adoption of this update had no material effect on the Company's consolidated financial statements.

NOTE 2 – EQUIPMENT

Equipment consisted of the following at December 31, 2022 and 2021:

	2022	2021
Computers and Equipment	$ 123,425	$ 123,425
Trucks and Trailers	72,272	25,273
Tractors and Drills	65,535	65,535
	261,232	214,233
Accumulated Depreciation	(130,780)	(93,877)
Total equipment	$ 130,452	$ 120,356

Depreciation expense for the years ended December 31, 2022 and 2021 was $36,903 and $34,980 respectively. During the year ended December 31, 2021, the Company disposed of equipment of $554 net book value for a gain of $346.

HyperSciences, Inc.
Notes to Consolidated Financial Statements

NOTE 3 – PATENTS

Patents consisted of the following at December 31, 2022 and 2021:

		2022		2021
Pending patents	$	372,248	$	335,034
Patents granted		371,457		294,193
		743,705		629,227
Accumulated amortization		(54,805)		(34,847)
Total patents	$	688,900	$	594,380

Amortization expense for the years ended December 31, 2022 and 2021 was $19,958 and $15,642, respectively. The following table presents the estimated future amortization of granted patents for the next five fiscal years ending December 31:

2023	18,627
2024	18,627
2025	18,627
2026	18,627
2027	18,627
Total	$ 93,135

Granted patents consist of twenty-one patents at December 31, 2022 and nineteen patents at December 31, 2021. These patents have been issued and are related to machinery used for the drilling and extraction of minerals.

The Company has an Exclusive Patent License Agreement ("Agreement") with the University of Washington for the license of a patent relating to "Baffle-tube ram accelerator technology". The Agreement requires among other things, that the Company reimburses the University of Washington for all patent expenses associated with the technology and that the Company pay an Annual Maintenance Fee of $7,000 as well as to pay certain milestone achievement payments when the second milestone listed in the Agreement has been achieved and when one million dollars in net sales of licensed products has been made. The Agreement also requires the Company to pay to the University of Washington a royalty of 3% of net sales of the licensed product. There have been no sales of the licensed products so no royalties have been paid or are due. On April 15, 2022, the Company and the University of Washington amended the Agreement and extended the due dates for the performance milestones as well as including eleven additional patents to be licensed, for a cost of $45,000.

NOTE 4 – REVENUES FROM CUSTOMERS

Revenues

During the years ended December 31, 2022 and 2021, the Company contracted to perform feasibility and adaptation testing services relating to the use of extreme velocity for drilling and tunneling industries. At December 31, 2022 and 2021 the Company's revenues consisted of:

		2022		2021
Drilling and Tunneling	$	500,000	$	2,020,000
Total	$	500,000	$	2,020,000

HyperSciences, Inc.
Notes to Consolidated Financial Statements

NOTE 4- REVENUES FROM CUSTOMERS, Continued:

The Company's revenues were recognized from contracts with one customer who was an unrelated party in 2022 and 2021. During the years ended December 31, 2022 and 2021, revenues from one customer comprised approximately 100% of the Company's total revenues. Revenues from foreign sources were $500,000 and $2,020,000 for the years ended December 31, 2022 and 2021, respectively.

The contracts established certain milestones (performance obligations) to be reached and corresponding amounts to be earned upon reaching those milestones and submitting all deliverables. Payments were made in advance to cover costs for the research and development and testing. No significant judgments relating to the contracts were required as the contract milestones were clearly defined.

As of December 31, 2021, there was one milestone remaining that was scheduled to be completed in 2022 and funds for this milestone were received in the first quarter of 2022. Revenue was recognized as the Company's performance obligations were met, and as of December 31, 2022, the Company had met all milestones and all revenue related to the contract was recognized.

The Company incurred no incremental costs of obtaining a contract with a customer that are recoverable. In addition, there were no financing costs relating to obtaining the contracts.

NOTE 5- PPP LOAN

On May 7, 2020, the Company received loan proceeds of $156,431 ("PPP Loan") under the Paycheck Protection Program ("PPP"). The PPP Loan was evidenced by a promissory note, dated as of May 1, 2020 (the "Note"), between the Company, as Borrower, and Idaho First Bank as Lender. The maturity date for the Note was May 1, 2022 from the Note date and the interest rate on the Note is 1% per annum.

The Company used the proceeds for purposes consistent with the PPP Loan requirement and the Company submitted its application for PPP Loan forgiveness and received notification of full forgiveness dated June 17, 2021 with no further amounts owed. A gain on forgiveness of the PPP loan of $158,171 was recognized in the statement of operations, which included the principal of $156,431 plus interest of $1,740.

NOTE 6 – NOTES PAYABLE

The Company currently has several notes payable outstanding that were initially convertible notes but based on the terms of the agreements, as amended, are no longer convertible ("Note Purchase Agreement"). All of the notes payable had an original interest rate of 8% and, as of December 31, 2022 and 2021, have exceeded their maturity dates. All of the noteholders are current shareholders and one noteholder provides legal guidance to the Company although is not the Company's main outside counsel. The terms of the note agreements provide that the notes shall be due and payable on the earlier of (i) ten days of such amount being declared due and payable by the Majority Investors (noteholders) at any time after the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by the Majority Investors or made automatically due and payable. To date, no payments have been made on the notes to the noteholders, and no declaration has been made by the Majority Investors to make the notes due and payable, and all the outstanding notes are classified as current at December 31, 2022 and 2021.

In June through August of 2015, the Company entered into eleven notes totaling $930,000. The notes, as amended, matured on January 31, 2017. At December 31, 2022 and 2021, $200,000 and $200,000, respectively, of the principal balances of these notes, and the related accrued interest of $88,449 and $43,759, respectively, remained outstanding.

In February 2016, the Company entered into two notes totaling $225,000. The notes, as amended, matured on January 31, 2017. At December 31, 2022 and 2021, $200,000 and $200,000, respectively, of the principal balances of these notes, and the related accrued interest of $88,263 and $43,573, respectively, remained outstanding.

HyperSciences, Inc.
Notes to Consolidated Financial Statements

NOTE 6 – NOTES PAYABLE, Continued:

On June 9, 2016, the Company exchanged an account payable to a legal firm into a $35,000 promissory note. The notes, as amended, matured on January 31, 2017. At December 31, 2022 and 2021, the $35,000 principal balance of this note, and the related accrued interest of $25,873 and $18,052, respectively, remained outstanding.

In June through September of 2016, the Company entered into nine notes totaling $785,000. The notes matured on January 31, 2017. At December 31, 2022 and 2021, $427,062 and $427,062, respectively, of the principal balances of these notes, and the related accrued interest of $233,753 and $138,325, respectively, remained outstanding.

From February through July 2017, the Company entered into eight notes totaling $875,000. The notes matured on July 31, 2017. At December 31, 2022 and 2021, the $50,000 principal balances of these notes, including the related accrued interest of $38,114 and $26,940, respectively, remained outstanding.

On January 11, 2021, the Company entered into that certain Amendment to the Note Purchase Agreement and Convertible Promissory Notes (the "2021 Note Amendment") by the Company and the noteholders that are party thereto (the "Noteholders"), whereby the Noteholders (i) agreed to allow the outstanding note with O&G Ventures, LLC to be sold to a third party; (ii) agreed to negotiate and convert any outstanding amounts of the notes to Series A Preferred stock in the Company so long as any conversion price is no lower than $2.88 per share; and (iii) agreed to not declare remaining notes in default prior to November 1, 2021. In exchange for the foregoing, Company will accrue interest per the following: November 1, 2020 to April 30, 2021 will bear an interest rate of 12%; May 1, 2021 to July 31, 2021 will bear an interest rate of 14%; August 1, 2021 to October 31, 2021 will be an interest rate of 16%; and anything from November 1, 2021 and after will bear an interest rate of 16% with 2% increases every additional 3 months until the notes are paid in full. To date, the notes have not been declared by the noteholders to be in default and the effective interest rate as of December 31, 2022 was 26%.

On January 27, 2021 and related to the above notes, the Company converted a note payable consisting of $18,750 of principal and $6,898 of interest for 6,679 shares of Series A Preferred stock. No balance remains outstanding on this note.

On May 3, 2021 and related to the above notes, the Company converted $40,001 of interest for 10,417 shares of Series A Preferred stock.

Interest expense related to notes was $203,832 and $132,553 for the years ended December 31, 2022 and 2021, respectively.

NOTE 7 – SAFE FINANCING DEBT

In 2021, the Company sold $1,252,400 in Simple Agreement for Future Equity ("SAFE") instruments and are represented as a SAFE financing debt on the consolidated balance sheet. These SAFE instruments provided for an automatic conversion on the first closing of the next Company equity financing of Preferred shares at a 20% discount of the price per share in that financing. No interest accrued for this SAFE financing debt prior to conversion. At December 31, 2021, there was $30,000 of SAFE financing debt that had closed but had not yet been received and is accounted for as a SAFE financing receivable on the consolidated balance sheet at December 31, 2022. All of the SAFE financing debt converted to Series B Preferred stock as of March 23, 2022.

NOTE 8 – RELATED PARTY TRANSACTIONS

EnergeticX.net, L.L.C.
The Company and its parent company and largest shareholder of HSI, EnergeticX.net, L.L.C. ("EGX"), had a master testing agreement under which all of HyperSciences' testing is done through EGX for a fee of $10,000 per month which was increased to $12,500 per month beginning July 2020. The master testing agreement was terminated as of October 31, 2021. A total expense of $125,000 was recognized in research and development for the year ended December 31, 2021.

HyperSciences, Inc.
Notes to Consolidated Financial Statements

NOTE 8 – RELATED PARTY TRANSACTIONS, Continued:

Pipeline2Space, Inc.
During 2022, the Company entered into a services agreement with its affiliate, Pipeline2Space, Inc. ("P2S"), a Company controlled by EnergeticX.net, L.L.C., whereby the Company would provide certain collaborative research and development services to P2S in exchange for a flat monthly fee of $100,000 with no expectations of the funds being repaid as P2S is not a customer of the Company and the research and development activities are for the mutual benefit of both companies. P2S paid a total of $600,000 to the Company during 2022 and recognized the funds as contra-research and development expense in the consolidated statement of operations for the year ended December 31, 2022.

Match Hit Pvt. Ltd
In December 2019, the Company entered into an agreement with Match Hit Pvt. Ltd.("Match Hit"), a Sri Lankan private limited company partly owned by Charles Russell, a Director of HSI and Match Hit, to purchase 40% of the issued outstanding stock for a total purchase price of $402,000 within one year of executing a definitive agreement. A Binding Memorandum of Understanding ("MOU") dated June 2, 2021 was executed between HSI, Match Hit, and Charles Russell whereby HSI has earned the right to purchase 15% of the fully diluted capital stock of Match Hit in exchange for the amounts paid as of that date of $175,956. HSI has until December 31, 2022 to exercise the option at no additional cost and have the shares issued to HSI. Amendment No. 1 to the MOU was executed with an effective date of December 31, 2022 that extended the period to exercise the option at no additional cost, to June 30, 2023. In addition, the MOU outlines that HSI is to receive a Net Smelter Royalty of 3.5% on land currently owned by Match Hit for mining activities that are deeper than 50 meters from the surface of the land. The Company has recorded a deposit on investment of $175,956 and $175,956 representing the total cash deposits made towards the Match Hit purchase as of December 31, 2022 and 2021, respectively. The Company has a receivable due from Match Hit in the amount of $13,373 for amounts it paid for on its behalf as well as accrued interest.

The following table is a summary of the related party transactions that occurred and balances as of December 31, 2022 and 2021:

	2022	2021
Payments from Pipeline2Space, Inc.	$ 600,000	$ -
EGX expenses incurred for HSI	-	125,000
Total research and development expenses	$ 600,000	$ 125,000
Advances from EGX to HSI	$ (52,350)	$ (1,355)
Advances from Pipeline2Space, Inc.	(15)	-
Total related party payables	$ (52,365)	$ (1,355)
Advance from HSI to Match Hit Pvt. Ltd.	$ 13,373	$ 19,925
Advance from HSI to wholly owned subsidiary	-	748
Total related party receivables	$ 13,373	$ 20,673
Deposit on investment in Match Hit Pvt. Ltd.	175,956	$ 175,956
Total deposit on investment	$ 175,956	$ 175,956
Repayment of advances from Robert & Mary K Russell*	$ -	$ 30,000
Total repayments	$ -	$ 30,000

*Robert & Mary K. Russell are the parents of Mark and Charles Russell.

NOTE 9 – INVESTMENTS

The Company had investments in actively traded mutual funds. For the years ended December 31, 2022 and 2021, there were sales of securities that resulted in proceeds of $10,857 and $35,500, respectively.

Investment activity during the years ended December 31, 2021 and 2022 is as follows:

December 31, 2021	Beginning Balance	Unrealized Gains (Losses)	Dividends & Interest Income & Expenses	Proceeds	Fair Value
Mutual Funds	$44,861	$884	$612	$(35,500)	$10,857
December 31, 2022	Beginning Balance	Unrealized Gains (Losses)	Dividends & Interest Income & Expenses	Proceeds	Fair Value
Mutual Funds	$10,857	-	$(-)	$(10,857)	-

NOTE 10 – STOCKHOLDERS' DEFICIT

General

In April of 2015, the Company's board of directors adopted the HyperSciences, Inc. 2015 Equity Incentive Plan ("the Plan"). The Plan's purpose is to provide incentive to employees, directors and consultants and to promote the success of the Company's business. The Plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units. The maximum aggregate number of shares that may be subject to award under the Plan as amended on January 23, 2022 is 1,700,000 shares.

On April 12, 2018, the Board of Directors authorized the issuance of a new class of stock: Series A Preferred stock. The Company amended and restated its certificate of incorporation to increase the number of authorized shares of the Company's Common Stock to 15,000,000 and the number of Series A Preferred stock to 4,050,000 shares.

On January 23, 2022, the Board of Directors authorized the issuance of a new class of stock: Series B Preferred stock. During 2022, the Company amended and restated its certificate of incorporation to increase the number of authorized shares of the Company's Common Stock to 16,500,000 and to increase the authorized Preferred Stock (Series A and B) to 8,200,000 shares.

Stock Payable

Common stock payable relates to shares owed for professional services performed. A total of $9,929 and $84,828 was earned in 2022 and 2021 in common stock payable for professional fees. On February 28, 2021, the Company issued 10,417 Series A Preferred shares to satisfy $40,000 of the stock payable. On June 18, 2021, the Company issued 88,667 shares to satisfy $125,020 of the stock payable. On October 8, 2021, the Company issued 10,961 shares to satisfy $15,456 of the stock payable. During 2021, the Company recognized a gain on the extinguishment of $72,000 of stock payable. In addition, the Company issued 4,523 common shares at a cost of $6,376 to satisfy an anti-dilution provision in an active Exclusive Patent License Agreement, which completely satisfies the anti-dilution provision with no future shares owed. On December 18, 2022, the Company issued 18,063 shares to satisfy $55,995 owing which comprised of the stock payable balance of $9,929 and an amount owed from accounts payable of $46,066 for professional services provided to the Company. The balance of stock payable at December 31, 2022 and 2021 was nil.

HyperSciences, Inc.
Notes to Consolidated Financial Statements

NOTE 10 – STOCKHOLDERS' DEFICIT, Continued:

Warrants

There were no warrants that were issued, expired or exercised during the years ended December 31, 2022 and 2021. The composition of the Company's warrants outstanding at December 31, 2022 and 2021 is as follows:

Issue Date	Expiration Date	Warrants	Exercise Price	Remaining life (years)
February 28, 2018	February 28, 2028	21,830	$ 3.84	5.16
October 29, 2019	October 29, 2029	15,625	1.03	6.83
		37,455	$ 2.67	5.86

Preferred Series A Stock

The Company has 4,000,000 shares designated as Preferred Series A Stock with a par value of $0.0001. During the years ended December 31, 2022 and 2021, the Company issued 5,328 and 236,455 shares of Series A Preferred stock for gross proceeds of $0 and $907,987 with net proceeds of $0 and $896,150 after issuance costs of $0 and $11,837, respectively.

During the year ended December 31, 2021, the Company issued 10,417 shares of Preferred Series A stock at $3.84 per share to satisfy $40,000 of stock payable related to Company financings.

During the year ended December 31, 2021, the Company converted $65,649 of notes payable including associated accrued interest, into 17,096 shares of the Company's Series A Preferred stock at a price of $3.84 per share.

Series A Preferred stock holders are entitled to receive dividends in preference and priority to any declaration or payment of any distribution on common stock. Preferred shareholders are also entitled to liquidation preferences over common stockholders at the Series A Preferred Original Issue Price of $3.84 per share.

Preferred Series B Stock

The Preferred Series B Stock consists of 4,200,000 designated shares with a par value of $0.0001.

Series B-1 Preferred Stock
The Series B-1 Preferred Stock consists of 162,000 designated shares and has an Original Issue price of $7.776 per share. During the year ended December 31, 2022, the Company issued 161,057 Series B-1 Preferred stock pursuant to the conversion of the SAFE instruments (see Note 7) for a balance of $1,252,400 on the conversion date.

Series B-2 Preferred Stock
The Series B-2 Preferred Stock consists of 418,000 designated shares and has an Original Issue price of $9.72 per share. During the year ended December 31, 2022, the Company issued 41,607 Series B-2 Preferred stock pursuant to a Regulation Crowdfunding financing for gross proceeds of $418,254 with net proceeds of $217,570 after issuance costs of $200,684.

Series B-2A Preferred Stock
The Series B-2A Preferred Stock consists of 257,201 designated shares and has an Original Issue price of $9.72 per share. During the year ended December 31, 2022, the Company issued 4,835 shares of Preferred Series B-2A stock at $9.72 per share to satisfy $47,000 due for a piece of equipment purchased by the Company for operations.

HyperSciences, Inc.
Notes to Consolidated Financial Statements

NOTE 10 – STOCKHOLDERS' DEFICIT, Continued:

During the year ended December 31, 2022, the Company issued 51,883 shares of Series B-2A Preferred stock pursuant to a Regulation D financing for net proceeds of $504,303.

Series B Preferred stockholders are entitled to receive dividends in preference and priority to any declaration or payment of any distribution on common stock, and pari-passu with the Series A Preferred Stock. Series B Holders are also entitled to a liquidation preference over both the Series A Preferred Stock and the Common Stock in an amount equal to the number of shares held by the relevant Series B Holder multiplied by the Original Issue Price of the applicable sub-series of each share held by such Series B Holder.

In the event there are at least 2,050,000 shares of Preferred Stock outstanding, the holders are entitled to vote as a separate class on actions that alter or change the rights of the preferred stock, amend the Certificate of Incorporation and Bylaws in a manner that adversely affects the holders of preferred stock, authorize any new class or series of stock with rights that are senior to or on parity with the rights of any series of preferred stock (except for a designation of Series B Preferred Stock out of the authorized and undesignated shares of Series B Preferred Stock pursuant to the Certificate of Incorporation), increase or decrease the number of shares in the corporation's equity incentive plan, effect certain redemptions or dividends, and effect any liquidation, dissolution, winding-up, merger or consolidation or any other deemed liquidation. Holders of Preferred Stock, including holders of Series B Preferred Stock, and certain key holders of our Common Stock, will be subject to a drag-along provision in the event of the sale of the Company.

Preferred shares can be converted into common stock by multiplying the number of preferred shares by the conversion ratio. The conversion ratio is determined by dividing the applicable Original Issue price by the conversion price (initially on a 1:1 basis with some adjustments). The Preferred shares also have anti-dilution rights that adjust the number of shares of common stock issuable upon conversion of the shares of Preferred stock in the event of a stock split, stock dividend, or other distribution of property to holders of Common Stock, or upon certain issuances of additional shares of Common Stock.

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee.

Stock Options

On March 25, 2022, the Board of Directors elected to grant stock options to thirteen parties, totaling 71,000 options. The options each have an exercise price of $1.41, which was determined by management to be the fair value of a share of common stock based upon a third-party valuation performed in 2021, and a term of 10 years. The options vest over a period of 36 months.

On June 18, 2021, the Board of Directors elected to grant stock options to thirteen parties, totaling 196,000 options. The options each have an exercise price of $1.41, which was determined by management to be the fair value of a share of common stock based upon a third-party valuation performed in 2021, and a term of 10 years. Of the options issued, 1,000 options were fully vested at grant date. The remaining 195,000 options vest over a period of 36 months.

HyperSciences, Inc.
Notes to Consolidated Financial Statements

NOTE 10 – STOCKHOLDERS' DEFICIT, Continued:

On October 8, 2021, the Board of Directors elected to grant stock options to six parties, totaling 27,500 options. The options each have an exercise price of $1.41, which was determined by management to be the fair value of a share of common stock based upon a third-party valuation performed in 2021, and a term of 10 years. All of the options vest over a period of 36 months.

For the options issued in 2022, the fair value of stock options was estimated using the Black-Scholes valuation model and the following variables and considerations to determine the underlying assumptions utilized by the model: 1) common stock price ($1.41); 2) expected stock price volatilities (137.55%) based on the average historical volatilities of the daily closing prices of comparable public companies' common stock; 3) a risk-free interest rate (2.48%) based on the average U.S. Treasury bonds issued with a term approximate to the expected life of the option of ten years; and the 4) expected dividend yield (0%). Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The fair value of the stock options issued during 2022 was $97,672.

For the options issued in 2021, the fair value of stock options was estimated using the Black-Scholes valuation model and the following variables and considerations to determine the underlying assumptions utilized by the model: 1) common stock price ($1.41), which was determined by management to be the fair value of a share of common stock based upon a third-party valuation performed in 2021; 2) expected stock price volatilities (184.92%) based on the historical volatilities of the daily closing prices of comparable public companies' common stock; 3) a risk-free interest rate (1.53%) based on the U.S. Treasury bonds issued with a term approximate to the expected life of the option of ten years, except for the CEO's which is 5 years; and the 4) expected dividend yield (0%). Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The fair value of the stock options issued was $314,004.

Stock option transactions under the Company's plan for the years ended December 31, 2022 and 2021 are summarized as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 1, 2021	**365,549**	**$0.52**	**7.6 years**
Granted	223,500	$1.41	10 years
Forfeited	(130,000)	$0.72	7.2 years
Outstanding at December 31, 2021	459,049	$0.90	7.8 years
Granted	71,000	$1.41	9.2 years
Exercised	(26,542)	$0.38	5.2 years
Forfeited	(87,500)	$1.41	8.5 years
Outstanding at December 31, 2022	416,007	$0.90	6.9 years
Exercisable and outstanding at December 31, 2022	**321,136**	**$0.76**	**9.0 years**

At December 31, 2022, the stock options have an intrinsic value of approximately $910,070, which is based on the valued share price of $3.10 as of yearend. At December 31, 2022, the exercisable and outstanding stock options have an intrinsic value of approximately $750,831, which is based on the valued share price of $3.10.

The share-based compensation expense recognized for options outstanding during the years ended December 31, 2022 and 2021 was $100,242 and $117,462, respectively. Future stock compensation expense related to these awards to be recognized during the years ending December 31, 2023 and 2024 is expected to be approximately $69,991and $45,098, respectively. The amount of future stock compensation expense could be affected by any future option grants or by any forfeitures.

HyperSciences, Inc.
Notes to Consolidated Financial Statements

NOTE 11 – INCOME TAXES

The Company did not recognize a provision (benefit) for income taxes for the years ended December 31, 2022 and 2021.

The components of the Company's net deferred tax assets (liabilities) are as follows:

		December 31, 2022		December 31, 2021
Deferred tax assets:				
Federal net operating loss carryforward	$	3,574,599	$	3,177,664
State net operating loss carryforward		73,624		91,558
Increasing research credit carryforward		369,334		369,334
Other		39,005		21,038
Total deferred tax assets		4,056,562		3,659,594
Valuation allowance		(4,028,943)		(3,631,175)
		27,619		28,419
Deferred tax liabilities:				
Property, plant and equipment		(27,619)		(28,419)
Total deferred tax liabilities		(27,619)		(28,419)
Net deferred tax assets	$	-	$	-

At December 31, 2022 and 2021, the Company had net deferred tax assets principally arising from the net operating loss carryforward for income tax purposes multiplied by an expected blended federal and state tax rate of 26%. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax assets, a valuation allowance equal to 100% of the net deferred tax asset exists at December 31, 2022 and 2021.

As of December 31, 2022, the Company has a federal net operating loss carryforward of approximately $17,022,000. $3,400,000 expires between the years of 2034 and 2037. The remaining balance of $13,622,000 will never expire but its utilization is limited to 80% of taxable income in any future year. The Company has approximately $1,607,000 of Idaho state net operating loss carryover that expires between the years of 2040 and 2042.

The Company has $369,334 of Increasing Research Tax credit carryforward that expires between the years 2035-2039.

A reconciliation between the statutory federal income tax rate and the Company's tax provision (benefit) is as follows:

		December 31, 2022		December 31, 2021
Provision (benefit) computed using the statutory rate	$	(400,493)	$	(424,086)
State taxes		(22,980)		(52,152)
Options and other permanent differences		13,157		15,335
Change in state tax rate		(9,217)		-
PPP loan forgiveness		-		(66,400)
Change in prior year estimate		21,765		87,554
Change in valuation allowance		397,768		439,749
Total income tax provision (benefit)	$	-	$	-

HyperSciences, Inc.
Notes to Consolidated Financial Statements

NOTE 11 – INCOME TAXES, Continued:

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2019 are subject to federal and state tax examinations. Any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. Tax attributes from prior years could be adjusted during an audit by taxing authorities.

NOTE 12 – SUBSEQUENT EVENTS

Management has reviewed and evaluated subsequent events and transactions occurring after the consolidated balance sheet date, December 31, 2022, through April 25, 2023, the date these consolidated financials were available for issuance, and identified the following subsequent events:

During February through April 2023, EnergeticX.net, L.L.C. made advances of $152,500 to the Company.

On February 27, 2023, the Company entered into a convertible note purchase agreement with a current investor for $100,000 with a maturity date of June 30, 2024 and an interest rate of 15% per annum.

On March 6, 2023, the Company issued 7,857 restricted stock awards at $3.10 per share, to an independent contractor to satisfy the amount owed as of December 31, 2022.

On April 3, 2023, the Company entered into an agreement with a mining company for phase 1 of a joint industry project.